SKADDEN, ARPS, SLATE, MEAGHER & FLOM

DIRECT DIAL +852 3740 4863 DIRECT FAX +852 3910 4863 EMAIL ADDRESS JULIE.GAO@SKADDEN.COM	42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com May 4, 2017

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PARTNERS

JOHN ADEBIYI ◆

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

Era Anagnosti

Jessica Livingston

Gus Rodriguez

Marc Thomas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PPDAI Group Inc.

Revised Draft Registration Statement on Form F-1

Submitted March 14, 2017

CIK No. 0001691445

Dear Ms. Anagnosti, Ms. Livingston, Mr. Rodriguez and Mr. Thomas:

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 20, 2017. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

Securities and Exchange Commission

May 4, 2017

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include the Company’s audited financial statements for the full year 2016.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on March 14, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Our Business, page 2

1.	We note your response to comment 2 that fee revenue from investors was of an insignificant amount and accounted for less than 1% of the Company’s total operating revenues. We also note your response that you would disclose that substantially all of the Company’s revenues were generated from fees charged to borrowers. Accordingly, please revise the disclosure on pages 2, 77, 82 and 108 to include that statement and to omit the references to investors as a source of revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 77 and 112 of the Revised Draft Registration Statement.

Summary Consolidated Financial Data, page 12

2.	Please revise to disclose net interest income and loan loss provision separately for all periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 74 of the Revised Draft Registration Statement.

3.	Please revise the summary consolidated statements of comprehensive income/loss as follows:

•	Revise to include net income or net loss per share attributable to ordinary shareholders;

The Company respectfully advises the Staff that the “net loss per share attributable to ordinary shareholders” data have already been included in the revised draft registration statement on Form F-1 submitted by the

Securities and Exchange Commission

May 4, 2017

Company to the Commission for review on March 14, 2017 (the “Previous Draft Registration Statement) under “Summary Consolidated Financial Data” on page 12 thereof.

The Company further advises the Staff that due to the “accretion on Series A, B and C convertible redeemable preferred shares to redemption value,” although the Company was profitable in 2016, it recorded a net loss attributable to ordinary shareholders and a net loss per share attributable to ordinary shareholders for 2016. The Company has revised the disclosure on page 12 of the Revised Draft Registration Statement under “Summary Consolidated Financial Data” to include “accretion on Series A, B, and C convertible redeemable preferred shares to redemption value” for the periods presented.

•	Revise the basic and diluted net loss per share amounts to net income per share amounts in 2016 since you were profitable in 2016; and

The Company respectfully refers the Staff to the Company’s response to the comment immediately above.

•	Revise to properly disclose income tax expense or income tax benefit.

The Company respectfully advises the Staff that income tax expense is disclosed in the summary consolidated statements of comprehensive income/loss on page 12 of the Revised Draft Registration Statement.

4.	We have reviewed your response to comment 6 and the related disclosures that cash received from investors or borrowers that has not yet been disbursed, due to a settlement time lag, is classified as restricted cash. Please tell us how you determined this cash received should be classified as restricted cash instead of a receivable or payable to the appropriate party. Tell us whether there are any receivables or payables for similar cash held or pending receipt due to settlement time lags, e.g. payable to platform customers.

The Company respectfully advises the Staff that such cash represents (i) funds received from investors but not yet invested in the Company’s products (namely standard loans, consumption loans, handy cash and various investment programs), and (ii) funds repaid by borrowers but not yet remitted to the relevant investors, and is deposited by the investors and borrowers into the Company’s bank accounts. There is a matching liability (i.e., payable to platform customers) related to such restricted cash in transit which represents the Company’s obligation to remit funds to the borrowers and investors upon their request to withdraw funds from the Company’s platform. As such, the Company determined that the use of such cash is restricted only to pay borrowers and investors upon their withdrawal. Other than the payable to platform customers related to such restricted cash, the Company does not have any other receivables or payables for similar cash held or pending receipt due to settlement time lags.

Securities and Exchange Commission

May 4, 2017

Risk Factors, page 15

Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests are not enforceable through the PRC judicial system, page 19

5.	We have reviewed your response to comment 8. Please disclose the amount of loans past due less than 90 days and the amount of loans past due more than 90 days that have an interest rate over 24% per annum that are not enforceable in the PRC judicial system.

In response to the Staff’s comment, the Company has included the requested disclosure on page 19 of the Revised Draft Registration Agreement.

We rely on our proprietary credit-scoring model in assessing the creditworthiness of our borrowers and the risks associated with loans..., page 19

6.	You disclose that a borrower can have multiple loans outstanding at one time as long as they are not in default and the outstanding balance is within the approved credit limit. Please clarify how you determine the total credit limit for each borrower under the Magic Mirror Model and how this credit limit is considered within the context of making and facilitating individual loans and loan types as well as determining the specific terms of the loans. Please also disclose the percentage of borrowers with multiple loans and the total amount of loans to borrowers with multiple loans.

The Company respectfully advises the Staff that credit limits are set by loan product, and thus a borrower may have a credit limit for each type of loans. A borrower’s credit limit for a particular type of loan is determined considering a range of factors, including (i) the borrower’s credit level based on his or her Magic Mirror score (borrowers with better Magic Mirror credit scores are generally given higher credit limits), (ii) the borrower’s credit needs, such as the type of loan product being applied for, and (iii) investors’ overall investment demand. When determining a borrower’s credit limit for one type of loans, the Company will also consider such borrower’s credit limits and credit performance for other loan products on the Company’s platform.

As of December 31, 2016, 30.9% of borrowers who had outstanding loans on the Company’s platform had multiple loans outstanding, which totaled RMB5.2 billion (US$744.5 million). In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Revised Draft Registration Statement to include this information.

Securities and Exchange Commission

May 4, 2017

Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks..., page 26

7.	Please tell us whether either PPDAI or its payment processing service providers would be liable to your borrowers or investors in the event that a breach occurs that could lead to the misappropriation of the clients funds from accounts linked to your platform or mobile applications. Also, tell us whether your agreements with your service providers provide for any distribution of liability in the event of a breach or other cyberattack. Review your disclosure based on your response.

The Company respectfully advises the Staff that in case of a security breach that leads to the misappropriation of client funds from accounts linked to the Company’s platform, the Company and/or its payment processing service providers may be held liable to the borrowers and investors who suffer losses from such misappropriation. The Company is committed to maintaining a safe transaction environment on its platform and conducts periodic reviews of its technology platform in order to timely identify and correct problems that may undermine its system security. Despite these efforts, the risk of unauthorized breach may not be completely eliminated. The agreements between the Company and the third-party payment processing service providers provide that each party is responsible for the security of its own systems. As such, if any misappropriation of funds were caused by cyber-attack, computer virus or system bugs on the Company’s platform, the payment processing service providers would not be held liable for the losses. The Company has revised the disclosure on page 26 of the Revised Draft Registration Statement to specifically mention the risk of misappropriation of funds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 77

8.	We have reviewed your response to comment 15. Please revise to discuss and analyze the changes and reasons for the changes for each of the significant individual line items in the balance sheet for the periods presented.

In response to the Staff’s comment, the Company has included a new sub-section “Discussion of Certain Balance Sheet Items” beginning on pages 86 to 88 of the Revised Draft Registration Statement.

Loan Performance Data, page 80

9.	We have reviewed your response to comment 18. Please revise as follows:

Securities and Exchange Commission

May 4, 2017

•	Disclose that the delinquency information presented relates to standard loans and does not include other types of loans facilitated on your platform, such as handy cash and consumption loans;

The Company respectfully advises the Staff that the delinquency information disclosed on page 80 of the Previous Draft Registration Statement and on page 80 of the Revised Draft Registration Statement is related to all loan products on the Company’s platform, including standard loans, handy cash loans, consumption loans and other loan products. As the origination amount of the standard loan products accounted for the vast majority of the total amount of loans facilitated through the Company’s platform, the overall delinquency data disclosed mainly reflect the performance of standard loan products on the Company’s platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement to include further clarification.

•	Disclose the percentage of handy cash loans facilitated that have been extended, if material; and

In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Revised Draft Registration Statement to include the percentage of handy cash loans facilitated that have been extended.

•	Confirm that when handy cash loans, consumption loans or other loan products volume become material you will include these loans in your delinquency information. In your response clarify the threshold you will use for material and whether the days past due calculation will be based on original maturity date for handy cash loans or the “extended” date, when applicable.

In response to the Staff’s comment, the Company confirms that it will disclose delinquency information of its handy cash loans, consumption loans and other loan products when each type of such loan products becomes material. In assessing materiality, the Company will take into consideration multiple factors in addition to the loan origination volume, including the outstanding loan balance, revenue contribution and profit contribution of a particular type of loan products. Loan products that have relatively large origination volume but little revenue contribution may not be considered material while those that have relatively low origination volume but high contribution to the Company’s revenue and profits may be considered material. The Company will also consider factors such as the length of loan performance period and the Company’s strategy as to the development and growth of a particular type of loan product in determining whether delinquency information of such type of loan product would

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May 4, 2017

provide potential investors with meaningful information that would be considered important by a reasonable investor in making an investment decision. The materiality assessment will require, to a large extent, management to exercise judgement under a given circumstance, and thus the Company will consider the foregoing factors on a comprehensive basis.

The Company further advises the Staff that for a handy cash loan that has been extended, the past due calculation will be based on the last “extended” maturity date.

Results of Operations, page 81

10.	We have reviewed your response to comment 20. Please revise to discuss and analyze the amount and trends of loans sold in the secondary market.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Revised Draft Registration Statement.

Other Revenue, page 83

11.	Please tell us and revise to disclose, if material the collection fees recognized in each of the periods presented. Please also discuss and analyze the relationship between your collection fee income and delinquent loans.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Draft Registration Statement.

Origination and Servicing Expenses, page 84

12.	We have reviewed your response to comment 25. You state that you compared your allocation of the consideration to this service to the cost of it and level of effort to conclude that the fees charged to service the loans did not represent other than adequate compensation. ASC 860-50 states that the determination of whether the servicer is adequately compensated and whether a servicing asset or liability is recorded is a function of the marketplace, not your cost of servicing. Please provide us sufficient detailed information to support your conclusion that you do not have a servicing asset or liability. In your response describe in greater detail how determined what was “adequate compensation” under ASC 860. Refer to ASC 860-50-30-1 to 7.

The Company respectfully advises the Staff that, as previously indicated in its response to comment 25, the Company compared the fee allocated to services that are deemed “servicing” to its expenses and level of effort and concluded that such amounts do not represent other than adequate

Securities and Exchange Commission

May 4, 2017

compensation. As part of determining whether the Company is adequately compensated for these services, the Company also considered the marketplace pursuant to the guidance under ASC 860-50-30-1 to 7.

As noted in the Staff’s comment and in ASC 860, the determination of whether a servicing asset or servicing liability is recorded is a function of the marketplace. ASC 860 also provides that the Company should consider the nature of the underlying assets being serviced to determine whether a servicer is adequately compensated. As such, the Company has looked to the publicly available information of other market participants within the industry, including Renrendai, Yirendai and China Rapid Finance.

According to publicly available information:

•	Renrendai charges a transaction fee of 0% - 5% of the principal at loan inception and a monthly payment ranging from 0.55% to 0.88% of the principal, including both interest and service fee.

•	Yirendai charges the entire difference between the payments collected from borrowers and targeted returns offered to investors as service fees, the amount of which varies significantly from loan to loan and the timing of fee collection differs from the provision of servicing efforts. The average transaction fee charged by Yirendai ranges from 5.6% to 28.2%; and

•	China Rapid Finance charges (i) an average transaction fee of 1%-2% of the principal for their consumption loan, and an average transaction fee of 11% of the principal for their lifestyle loan, and (ii) a service fee of 0.35% of the principal for their consumption loan and a service fee of 1.6% of the principal for their lifestyle loan.

Based on the abovementioned publicly available information, the components included in the fees charged by market participants vary from company to company. For Renrendai and China Rapid Finance, the fees charged include a loan matching and servicing component. For Yirendai, the fees charged include both a loan matching and servicing component and a guarantee component. None of these companies with publicly available information disclose the allocation between these components. Therefore, the Company believes that the fees collected should be considered as a whole. The transaction fee that the Company currently charges to its borrowers ranges from 3% to 11% of the loan principal.

Based on the foregoing publicly available data, the Company has determined that there is a range of the fees charged by other market participants, as the amount of effort required to service each company’s underlying assets varies. The Company has also noted that product offerings in the marketplace vary as well, and it is difficult to discern the

Securities and Exchange Commission

May 4, 2017

fees charged by other companies to borrowers with comparable risk profiles and credit ratings. The fee the Company charges, which currently range from 3% to 11% of the loan principal, is within the range of fees charged by other market participants. The Company has further considered the expenses incurred and level of effort required, and has concluded that the fees it charges represent a reasonable margin to these costs. Therefore, the Company believes that it charges a fair value representing adequate compensation and recording a servicing asset or liability would be inappropriate.

Revenue Recognition, page 91

13.	We note your response to comment 16 that Type B Management Fee is not recorded as part of the Company’s other revenue, but is considered part of the cash flow relating to the investor reserve fund which is accounted for as a financial derivative. Please reconcile this statement with the disclosure beginning on page 94 under “Revenue from Investment Programs” that describes a fee of 0.1% of the principal amount invested that is paid to you for certain investment programs.

The Company respectfully advises the Staff that the Company has revised the disclosure on pages 96 and 97 of the Revised Draft Registration Statement to reconcile its previous response to comment 16 and the disclosure under “Revenue from Investment Program.”

14.	We note your disclosure on page 92 and F-22 that a “borrower can decide on a loan-by-loan basis whether he or she wants to participate in the quality assurance protection program while certain borrowers (normally borrowers with relatively poorer credit scores) are required to participate in the quality assurance protection and make a contribution to the quality assurance fund.” We further note your disclosure on page 124 that you discontinued this practice and now only those borrowers falling under credit Level V through Level VII or borrowers of your handy cash and consumption loan products participate in the quality assurance protection program. Please address the following related to this change:

•	Revise your disclosure throughout the filing to clarify the change in eligibility for borrower participation in the quality assurance protection program. For example, the table on page 123 discloses the transaction fee rate and monthly cost for loans with credit Level V to VII not subject to the quality assurance program without clarification that this practice ended in June of 2016;

In response to the Staff’s comment, the Company has revised the disclosure on pages 94, 127 and 128 of the Draft Revised Registration Statement.

Securities and Exchange Commission

May 4, 2017

The Company respectfully advises the Staff that the fee table on page 127 of the Revised Draft Registration Statement illustrates the transaction fee rates and monthly costs for its 12-month standard loan products as of the date of the Revised Draft Registration Statement, which does not reflect historical arrangements. As disclosed on page 128 of the Revised Draft Registration Statement, the quality assurance fund contribution became mandatory for all borrowers with credit Level VI in February 2017, after which change, all credit Level VI and Level VII borrowers and certain credit Level V borrowers are required to make a quality assurance fund contribution. The Company has updated the fee table on page 127 of the Revised Draft Registration Statement to reflect, among other things, this latest development.

•	Confirm that this change was also reflected in your investment programs and related agreements, i.e. only loans with credit Level V to VII can be invested in for programs where the investor elects to invest in only loans covered by the quality assurance fund; and

The Company respectfully advises the Staff that as disclosed in the Previous Draft Registration Statement, investment programs that invest in loans covered by the quality assurance fund (the “Quality Assurance Investment Programs”) will only invest in loans of such kind. After June 2016, as the Company no longer allowed credit Level I through Level IV borrowers to contribute to the quality assurance fund on a voluntary basis, the Quality Assurance Investment Programs launched subsequently only invest in loans taken out by credit Level V through Level VII borrowers. The agreements relating to the Quality Assurance Investment Programs, however, do not specify a limit on the credit levels of target loans so as to avoid applying unnecessary multi-layer criteria to limit the scope of target loans.

•	Tell us why borrowers under credit Level 1 through Level IV are no longer allowed to participate in the quality assurance fund program.

The Company respectfully advises the Staff that as disclosed on page 128 of the Draft Revised Registration Statement, borrowers are generally not allowed to contribute to the quality assurance fund on a voluntary basis with one exception that the Company used to allow certain first-time borrowers with credit Level I to Level IV to contribute to the fund before June 2016. The change made in June 2016 is to encourage individual investors to directly bear their own investment risks and select loan products according to their respective risk appetites.

Securities and Exchange Commission

May 4, 2017

15.	We have reviewed your response to comments 27 and 28. Please address the following as it relates to the arrangements with borrowers and investors:

•	Revise the disclosures, as necessary, to address the effects that the cash timing differences, e.g. upfront vs monthly payment of transaction fee, of handy cash loans, consumption loans and “other” loan products may have on revenue recognition. For example, clarify in your disclosures on “Revenue from Single Loans” on page 94 the information on revenue recognition for consumption loans you provided in response to comment 37;

The Company respectfully advises the Staff that the following disclosure has been added under “Revenue recognition—Revenue from single loans” on page 95 of the Revised Draft Registration Statement to address the effects that cash timing differences have on revenue recognition:

“In instances where the loan transaction fee is not collected entirely upfront but over time, the amount allocated to each deliverable is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance obligations. As the remaining portion of the loan transaction fee is collected and becomes non-contingent, we will allocate the amount between the two deliverables.”

•	Disclose in greater detail how poor credit risk is defined by the Magic Mirror Model;

The Company respectfully advises the Staff that the term “poorer credit scores” was mentioned in paragraph 5 of Annex I to the Company’s response letter dated March 14, 2017 and on page 93 of the Revised Draft Registration Statement. Borrowers with poorer credit scores are those bearing higher credit risk as determined by the Magic Mirror Model. As disclosed on page 127 of the Revised Draft Registration Statement, each applicant of standard loan products falls into one of the eight segments of the Company’s credit grid. Level I represents the lowest credit risks and Level VIII represents the highest risks. For instance, compared to Level I borrowers, Level II through Level VII borrowers have poorer credit scores. Therefore, the Company believes that additional disclosure to the Revised Draft Registration Statement is not necessary.

•	Disclose whether each individual investor has a predetermined funding limit;

The Company respectfully advises the Staff that individual investors are not subject to any predetermined funding limit. Instead, the Company has implemented funding limits that apply to all individual

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May 4, 2017

investors. For example, as disclosed on page 128 of the Revised Draft Registration Statement, the total amount invested by an investor in a single loan that is not covered by the quality assurance fund cannot exceed the lower of RMB20,000 (US$2,881) or 30% of the loan amount.

With respect to investment programs, investment limits range from RMB60,000 (US$8,642) to RMB5.0 million (US$720,150) depending on the type of investment program. As different limits are applied to different types of investment programs with different rules which are subject to changes from time to time during the ordinary course of the Company’s business, the Company believes that disclosing such information would not help investors to gain a better understanding of the Company’s overall business and may pose the risk of investors being misguided by such disclosure.

•	Disclose whether an investor can extend the fixed investment period at maturity. In addition, address how that impacts your service fee paid at maturity and any loans invested in that have a maturity period beyond the original investing period; and.

The Company respectfully advises the Staff that an investor cannot extend the fixed investment period at maturity. Investors may elect to reinvest the funds in a new investment program with a fixed investing period after the maturity date. The same service fee will be applied to the new investment program. When an investment program matures, any outstanding underlying loans invested in by the program will be automatically transferred to another investment program. The Company has revised the disclosure on page 122 of the Revised Draft Registration Statement to include the foregoing information.

•	Disclose, for example, how payments made from the quality assurance and investor reserve funds impact delinquency levels and the delinquency information disclosed.

The Company respectfully advises the Staff that payouts from the quality assurance fund and the investor reserve funds have no impact on the delinquency information disclosed. For example, when a loan that is covered by quality assurance fund becomes delinquent, the outstanding principal of such loan will be counted towards the delinquent amount until it is fully collected from the borrower, regardless of whether any payment has been made from the quality assurance fund to the investors before such collection. As such, the Company believes that additional disclosure to the Revised Draft Registration Statement is not necessary.

Securities and Exchange Commission

May 4, 2017

16.	As it relates to your response to prior comment 28 and your investment programs, please address the following:

•	Explain how the expected rate of return for each investment program (i.e. fixed investing period, flexible investing period and step-up returns with and without loans covered by the quality assurance fund) is determined. For example, is the expected rate of return of the investment program established first and then loans with weighted-average interest rates higher than the rate are selected for investment;

The Company respectfully advises the Staff that the expected rate of return for investment programs are determined considering multiple factors, including, among other things, the overall market environment for investment products, the estimated loan delinquency rate, the program duration and the expected returns and cash flows from loans on the Company’s platform. After the expected rate of return of an investment program is determined, the Company’s system will automatically select loans with higher weighted-average interest rates.

•	Tell us for each investment program the average investment period;

The Company respectfully advises the Staff that in 2016, the average investing period for investment programs with fixed investing periods was 193 days, and the average investing period for investment programs with flexible investing periods was one day.

Since the investment programs with step-up returns were launched only in November 2016, the Company believes that the data it has collected so far are not sufficient to enable a meaningful average investment period calculation that accurately reflects investment behaviors on the Company’s platform.

•	Tell us how you consider payments from the investor protection programs, i.e. the quality assurance fund or investor reserve fund in calculating whether there are surplus gains for the investment programs. For example, if a borrower defaults and the payments of interest and principal are made from one of these investor protection funds to the investor are the payments excluded and viewed as a “default” for the actual rate of return calculation;

The Company respectfully advises the Staff that the Company offers two types of investment programs: (i) the Quality Assurance Investment Programs, and (ii) investment programs protected by the investor reserve funds, which are investment programs that do not invest in loans protected by the quality assurance fund.

With respect to type (i), as disclosed on page 94 of the Revised Draft Registration Statement, the Quality Assurance Investment Programs only invest in loans that are covered by the quality assurance fund.

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May 4, 2017

Whenever a loan invested by this type of investment program becomes delinquent for one day, such investment program will be compensated by the quality assurance fund, provided that there are sufficient funds in the quality assurance fund. As such, any default payment made from the quality assurance fund is included in the calculation of actual rate of return to determine the surplus gains for the investment programs.

With respect to type (ii), there is no concept of “default,” as the investor reserve funds cover “underperformance,” as defined on page 94 of the Revised Draft Registration Statement. The investor reserve funds protect investors from any underperformance below the stated expected rate of return of the corresponding investment program, which may be due to loan defaults or other reasons such as declines in market interest rates. When a loan invested by this type of investment program becomes delinquent, no immediate payouts will be made from the investor reserve funds. At the maturity of the program, the actual rate of return is calculated based on the principal and interests received from the loans invested in by the programs. From a cash flow perspective, should the program outperform (i.e., the actual rate of return is higher than the expected rate of return), investors will contribute the surplus gain to the investor reserve funds; should the program underperform (i.e., the actual rate of return is lower than the expected rate of return) and there is sufficient balance in the investor reserve funds, the investors will be compensated for the shortfall (i.e., the difference between the actual rate of return and expected rate of return).

•	Based on your statement on page 92 that investor funding commitments are only enforceable if the investment program reaches a pre-determined funding target, explain in greater detail what the pre-determined funding target is and how you determine it;

The Company respectfully advises the Staff that the funding target for each investment program is determined by considering multiple factors, including the features of loans listed on the Company’s platform, such as the loan duration and amount, expected cash flows, and historical investors’ demand and performance of similar investment programs. In 2016, investment programs had funding targets of up to RMB50 million (US$7.2 million).

•	Confirm that for investment programs that invest in loans covered by the quality assurance fund, you do not recognize revenue from the investor management fee if the actual rate of return does not exceed the stated expected rate of return;

Securities and Exchange Commission

May 4, 2017

The Company confirms that the Staff’s understanding is correct – the Company does not recognize revenue from the investor management fee if the actual rate of return does not exceed the stated expected rate of return.

•	Tell us and clarify in the disclosure whether the management fee is paid by the investor even if the actual rate of return is less than the expected return for the investment programs covered by the investor reserve fund; and

The Company respectfully advises the Staff that for investment programs covered by the investor reserve funds, even if the program underperforms (i.e. the actual rate of return is lower than the expected rate of return), investors are still obligated to pay the account management fee. In response to the Staff’s comments, the Company has revised the disclosure on page 95.

•	Explain how the fair value of the invested assets is determine for the flexible investing periods programs and whether you communicate this fair value to investors on a daily basis since the investment program fees are based on it on a daily basis.

The Company respectfully advises the Staff that the fair value of the invested assets for the flexible investing periods investment programs is computed based on the discounted value of the expected cash flow of all the loans invested in by the program. This expected cash flow equals to the interest receivable from each loan less the estimated loan default losses, which is estimated based on historical delinquency rates for loans with similar characteristics.

Investors are able to check at any time their latest outstanding balance in the flexible investing periods investment programs, which is equal to the capital invested plus returns earned from the program which is calculated based on the fair value of the underlying assets and updated on a daily basis.

17.	Clarify how the cash flows work for both the for fixed investing period and flexible investing period programs when the amount of principal and interests collected, net of the investor reserve set aside is insufficient to cover the investment principal plus the expected rate of return. For example, since the actual rate of return and contribution to investor reserve fund are calculated at maturity for the fixed investing period, would an investor still be required to contribute their portion to the investor reserve fund if they were going to receive a payout from the fund that was greater than their contribution?

Securities and Exchange Commission

May 4, 2017

The Company respectfully advises the Staff that this comment is applicable only to investor programs covered by investor reserve funds. When a fixed investing periods program or a flexible investing periods program protected by investor reserve funds underperforms (i.e., the actual rate of return for the program is lower than the expected rated of return), from a cash flow perspective, the investors would not contribute to the respective investor reserve funds. Instead, the investors would be compensated for the shortfall (i.e., the difference between the actual returns and the expected returns) from the respective investor reserve funds, provided that there is sufficient balance in such investor reserve funds.

18.	We have reviewed your response to comment 44. Please revise your revenue recognition accounting policy to address the following for your handy cash loans:

•	Disclose the impact that a handy cash loan borrower’s ability to extend the loan has on your determination and allocation of revenue to the different elements of the multiple deliverable arrangements; and

The Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to discuss the impact of a borrower’s ability to extend a handy cash loan on revenue recognition.

•	Disclose how you account for the extension fee and when you receive the cash on these loans after a loan extension has occurred.

The Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to discuss how the extension fee is accounted for.

Incentives, page 95

19.	We have reviewed your response to comment 34. Please tell us and when material revise the disclosures on cash incentives for the following:

•	Whether the terms of the cash incentives are stipulated in the investor agreements and whether these incentives are paid to both single loan investors and investment program investors;

The Company respectfully advises the Staff that the terms of the cash incentives are not stipulated in the investor agreements. Rather, the terms of the cash incentives (as included in Annex X-1 of the Company’s response letter dated March 14, 2017) are published on the Company’s online platform. When offering cash incentives on the platform, the Company does not distinguish among different types of investors, and as such, cash incentives are paid to both single loan investors and investment program investors.

Securities and Exchange Commission

May 4, 2017

•	How you determine whether to pay a cash incentive (and in what form) given that the company makes this determination at its sole discretion;

The Company respectfully advises the Staff that the cash incentives paid to its investors are designed to promote customer loyalty and activity on the Company’s platform. The Company views cash incentives as part of its overall branding and marketing initiatives. Cash incentives may be provided where there is a strong demand for funds on the Company’s platform or as part of its branding efforts. Cash incentives are usually handed out in the form of cash coupons that investors may use as cash when making investments on the Company’s platform.

•	The amount of cash incentives paid that are classified as marketing expenses and the amounts classified as a reduction of revenues in each of the periods presented;

The Company respectfully advises the Staff that cash incentives that are classified as marketing expenses totaled RMB0.7 million and RMB6.4 million (US$0.9 million) for 2015 and 2016, respectively. Cash incentives that are classified as a reduction of revenues totaled RMB1.5 million and RMB40.8 million (US$5.9 million) for 2015 and 2016, respectively. In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Revised Draft Registration Statement to include this information.

•	How you account for cash incentives to be paid over time as part of the monthly payments to investors;

The Company respectfully advises the Staff that as disclosed on page 97 of the Revised Draft Registration Statement, for cash incentives to be paid over time as part of the monthly payments to investors, the incentives are recorded as a reduction of revenue on an ongoing basis over the term of the loan.

•	How the incentive payments affect the determination of the expected and actual returns;

The Company respectfully advises the Staff that the incentive payments do not affect the determination of the expected and actual returns. The expected and actual returns are separately determined based on the types of loans available on the platform at the time an investor enters into a loan agreement with a borrower or subscribes to an investment program.

Securities and Exchange Commission

May 4, 2017

Also, the terms of cash incentives are separate from the loan agreements between borrowers and investors, and thus when calculating the actual returns under the loan agreements, cash incentives, if any, are not taken into consideration.

•	How you account for the difference, if the cash incentive payments result in the actual return being greater than the expected return at loan maturity (i.e. when the investor participates in an investment program);

The Company respectfully advises the Staff that as explained above, the cash incentive payments have no impact on the expected and actual returns.

•	How you account for cash incentives that exceed revenues for a specific customer on a cumulative basis (refer to ASC 605-50-45-7 to -9);

The Company respectfully advises the Staff that the cash incentives paid to each individual investor are insignificant. Therefore, cash incentives paid to any specific customer have never exceeded, and are not expected to exceed, revenues recognized for such specific customer, on a cumulative basis.

In the unlikely event that the cash incentives were to exceed the revenues for a specific customer on a cumulative basis, which would result in negative revenues, the Company would follow the guidance pursuant to ASC 605-50-45-7 and recharacterize the cumulative shortfall as an expense.

•	How the amount an investor is eligible to collect from the investor reserve amount is determined if a borrower defaults and an investor is receiving an incentive cash payment on a monthly basis. For example, does the investor reserve amount or the quality assurance fund pay the investor both the defaulted borrower payment(s) and monthly cash incentive payment; and

The Company respectfully advises the Staff that cash incentives are determined by the Company from time to time as a type of promotion, and are to be distinguished from amounts paid by the investor reserve funds or quality assurance fund. The investor reserve funds and quality assurance fund would only be used to pay the program’s shortfall or defaulted amount that a borrower is contractually obligated to pay, respectively. Any additional monthly cash incentive payment that the Company makes in relation to the underlying loan is independent from, and has no impact on any payment made out of the investor reserve funds or quality assurance fund.

Securities and Exchange Commission

May 4, 2017

•	Whether the investor is ever responsible for any repayment of the incentive.

The Company respectfully advises the Staff that no investor is ever responsible for any repayment of the incentive.

Quality Assurance Fund Payable and Receivable, page 96

20.	We reviewed your response to comments 35 and 36. You account for the guarantee liability associated with the quality assurance fund at fair value at the loan’s inception. You recognize as income the reduced risk of the guarantee liability through the use of a systematic and rational amortization method. Please tell us in greater detail your systematic and rational amortization method and how you determine the reduction amount recorded when a payment is made on a loan. In addition, explain why you selected to recognize the reduction of risk based on a systematic and rational amortization method instead of upon the expiration or settlement of the guarantee.

The Company respectfully advises the Staff that as previously indicated in paragraph 39 of the accounting analysis attached as Annex I to the Company’s response letter dated March 14, 2017, the ASC 460 component of the guarantee liability is reduced as the Company is released from the underlying risk, i.e., as the loan is repaid by the borrower or when the investor is compensated by payouts made from the quality assurance fund in the event of a default. The systematic and rational amortization of the guarantee liability can be categorized into two methods, depending on the product type: (1) for standard loan products and consumption loan products, and (2) for handy cash loan products. In all cases, the guarantee liability recorded for the quality assurance fund represents a guarantee of the repayment of principal and interest. As prescribed by ASC 460, how the guarantor is released from risk will depend on the nature of the guarantee. The guarantor could be released by means of expiration or settlement of the guarantee or the release might occur ratably over the life of the guarantee, recognized through systematic and rational amortization. In considering the nature of the guarantee, the Company determined the timing of the repayment by a borrower corresponds to its release from the risk.

Given that borrowers of standard loans or consumption loans have to make equal monthly repayments, the Company is released from the underlying risk related to the guarantee evenly throughout the term of loans when the borrowers repay their monthly payments, not upon the expiration of the guarantee. As such, the Company has determined that it is appropriate to reduce its guarantee liability evenly over the term of the loan and at each point when a payment is made by the borrower to match the repayment mechanism.

Securities and Exchange Commission

May 4, 2017

For handy cash loan products, the Company is released from the underlying risk related to the guarantee once the borrower repays the loan upon maturity. Therefore, the Company has determined that it is released from the risk upon settlement and a reduction to the guarantee liability is made accordingly at that time.

21.	Please revise to disclose at what point, if any, the quality assurance fund would reimburse investors the full principal and interest of a loan before maturity.

The Company respectfully advises the Staff that in no instance would the quality assurance fund be used to reimburse investors the entire principal and interest of a loan before maturity. As already disclosed on page 124 of the Previous Draft Registration Statement, payouts will only be made from the quality assurance fund to repay the delinquent principal and interest.

Financial Guarantee Derivative, page 98

22.	We have reviewed your response to comment 38 and note your disclosure on page 98 that the investor reserve fund is funded upon a program’s maturity. Please reconcile this statement to your disclosure on page 93 that under flexible investing programs the contribution to the investor reserve fund is made on a daily basis along with the management fee of one percent of the fair value of the invested assets divided by 365.

The Company respectfully advises the Staff that similar to investor reserve funds for fixed investing periods investment programs, investor reserve funds for flexible investing periods investment programs are also funded upon the programs’ maturity. Given that the flexible investing periods investment programs have no fixed investment term and an investor can withdraw his or her funds on any individual day, the flexible investing periods investment programs are considered to “mature” on a daily basis. Therefore, the Company believes that the disclosure on page 94 of the Revised Draft Registration Statement stating that the contribution to the investor reserve funds for flexible investing periods investment programs is made on a daily basis and the disclosure on page 100 of the Revised Draft Registration Statement stating that investor reserve funds are funded upon the programs’ maturity are both accurate.

23.

We note your disclosure that the investor reserve fund does not solely reimburse investors for failure of the borrower to satisfy required payment obligations, but also reimburses shortfalls due to underperformance of the investment program. However, you also disclose that payout is only upon maturity of the program when an individual investment program underperforms. Please clarify in the disclosure the exact triggers for payment under the investor reserve

Securities and Exchange Commission

May 4, 2017

fund. For example, if a payment is delinquent for a loan not covered by the quality assurance program will the investor reserve fund pay the investor(s) that loan payment even though it may be before the maturity of the investment program?

The Company respectfully advises the Staff that payments from the investor reserve funds only occurs when an individual investment program underperforms at its maturity. Therefore, if an underlying loan invested by the investment program becomes delinquent before the program’s maturity date, no immediate payout would be made from the investor reserve fund. Rather, only upon the maturity of the program, the Company would assess the overall performance of all loans within the duration of the program, and compare it against the expected rate of return. If there is any shortfall, payout will be made from the investor reserve fund at this point in time provided that there is sufficient balance in the investor reserve fund. No other triggers would require payment to be made from the investor reserve funds.

In response to the Staff’s comments, the Company has revised the disclosure on page 100 of the Revised Draft Registration Statement.

Our Competitive Strengths

Massive data and sophisticated big-data analytics capabilities, page 110

24.	We note that your Magic Mirror Model is one of the key to your credit approval, loan scoring and pricing model. We also note your risk factor on page 20 that discusses the fact that credit scores obtained from third parties may be incomplete, inaccurate or unreliable. Please tell us, and make appropriate revisions to your disclosure about your Magic Mirror Model, to indicate the extent to which your scoring system is dependent upon these third party information, or unverified information provided by the borrower.

The Company respectfully advises the Staff that the amount of unverified information used by the Magic Mirror Model in credit assessment is limited. For each loan application, the Company aggregates massive data from a number of sources, including borrowers’ credit data accumulated on the Company’s platform, behavioral data gleaned by the Company, data from third-party sources and information provided or authorized by loan applicants. The Company takes various measures to ensure high level of reliability and accuracy of data. For example, the Company has established cooperation with multiple government agencies to gain access to their data, which allows the Company to verify information provided by loan applicants against data from government agencies. Also, before obtaining a loan applicant’s personal information from third parties, the Company’s system also verifies the applicant’s identity using his or her name, ID number and/or mobile number to ensure the information

Securities and Exchange Commission

May 4, 2017

obtained is related to the loan applicant. Only a very limited amount of information provided by loan applicants that are used by the Magic Mirror Model, such as occupation and marital status, is not verified. Therefore, the Company believes that the Magic Mirror Model is not dependent upon unverified information from the borrower or third parties. The Company has revised the disclosure on page 126 of the Revised Draft Registration Statement to include the foregoing information.

Business

Our Strategies, page 112

25.	You disclose that you are among 17 member firms who have agreed to jointly create an internet financial industry information sharing platform in China, which is expected to provide a channel for you to monitor borrower behavioral data across multiple online platforms. Please disclose the status of this internet financial industry sharing platform, the costs to complete this joint platform, your share of the costs and when you project that this platform will be in operation.

The Company respectfully advises the Staff that among the first batch of 17 member firms, the Company has entered into a Cooperation Agreement on Credit Information Sharing among Internet Finance Service Platforms with the National Internet Finance Association of China, under which the Company agrees to contribute to the establishment of an information sharing system.

The information sharing system was launched in November 2016 and as requested by the National Internet Finance Association of China, the Company started submitting information, such as user information, credit limit, loan performance data, to the system on a monthly basis. To date, the information sharing system is still in the testing phase, and the Company has not committed to or been requested to bear any costs in relation to this system.

Enhance data-driven risk management, page 113

26.	Please tell us, and make appropriate revisions to your disclosure, regarding the extent to which you have revised your expected default rate for each Magic Mirror Level based on actual performance of your loan portfolio.

The Company respectfully advises the Staff that the Company monitors the actual delinquency rates of loans on its platform by loan product, tenor and credit rating and updates its delinquency expectations for each vintage accordingly on a monthly basis. This helps the Company monitor the expected returns of loans and assess the adequacy of its investor protection mechanisms, namely the quality assurance fund and investor reserve funds. In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft Registration Statement.

Securities and Exchange Commission

May 4, 2017

Loan services offered to borrowers, page 114

27.	We have reviewed your response to comment 47. Please disclose how you assess the benefits and risk of losses to investors in newly created loan products, such as loans to help credit card holders pay-off their credit card bills and loans with larger sizes that may be riskier.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Draft Registration Statement.

Investment services offered to investors, page 116

28.	We note your disclosure on page 117 that as part of your automated investing tools you offer tools that help diversify investment risks by allocating funds into a portfolio of thousands of loans. Please provide us an example of the marketing materials or other information that an investor receives from these tools that offer an investment into a portfolio of thousands of loans. In addition, tell us how you determined that the offering of an investment in a portfolio of thousands of loans on your platform was not an investment in a securitization.

In response to the Staff’s comment, the Company hereby submits the English translation of the webpage relating to the automated investing tool that helps diversify investment risks by allocating funds into a portfolio of thousands of loans, attached as Annex I hereto.

The Company respectfully advises the Staff that securitization is generally understood as the process in which certain types of assets are pooled so that they can be repackaged into interest-bearing securities. It features pooling of assets and issuance of a new security. Investments made using automated investing tool offered on the Company’s platform do not possess these features.

•	First, there is no pooling of assets. The Company’s automated investing tool helps divide an investor’s total investment amount into thousands of portions and invest each portion into a loan falling under the investor’s preferred investment category. By using such tool, an investor is able to make thousands of investments at one time. However, each investment is separate and independent from other investments, and the investor has access to information on every single investment, including information on the relevant borrower, investment amount, interest rate, term, etc. Also, the investment returns the investor receives are derived directly from the repayments made by borrower of each individual loan that the investor has invested in and not from a cash pool.

Securities and Exchange Commission

May 4, 2017

•	Also, there is no issuance of a new security. Like other investors who invest through the Company’s platform, investors using the automated investing tool will enter into a loan agreement with each of the borrowers. The legal relationship between a borrower and the investor who uses the automated investing tool is the same as the relationship between such borrower and other investors who do not use the automated investing tool, which are both governed by the loan agreements. Besides the loan agreements, there is no other document or security that provides the investor with the right to receive investment returns.

Risk Management

Fraud Detection, page 121

29.	Please disclose the amount of losses due to fraud and discuss and analyze trends in losses incurred due to fraud, if material.

The Company respectfully advises the Staff that it is not aware of any material losses of loans on its platform due to known fraud schemes. Loan delinquency is an indicator of potential fraudulent activities but it takes much more than the mere fact of loan delinquency to identify and confirm such activities. Loans that have never experienced any repayment will raise red flags and be put on a list that requires a closer look as the delinquency could potentially be due to, but not entirely limited to, fraudulent activities. The Company has not observed a large amount of such loans. As of December 31 2015 and 2016, the amount of loans past due for 90 to 179 calendar days that have never experienced any repayment accounted for less than 1% of the total loans outstanding on the Company’s platform as of the respective dates.

30.	As you note in your risk factor on page 21, you indicate that as an intermediary, if you do not detect fraud by your borrowers, you may be liable for any damage to your investors. Please discuss the number of loan requests that are denied based upon your fraud detection program. Also, given the speed at which your business operates, how quickly does your fraud detection program update based on new data or changes in behavior by your borrowers? Also, can you mitigate your potential liability to your investors in the event that they are a victim of fraud while investing through your service? Revise your risk factors regarding your potential liability to your investors in the event that you fail to detect fraud.

The Company respectfully advises the Staff that in 2016, less than 5% of all loan applications were turned down by the Company’s fraud detection

Securities and Exchange Commission

May 4, 2017

system. The Company makes monthly updates to its fraud detection system based on new data collected and fraudulent behaviors detected during its daily operations. The Interim Measures have imposed on online lending information intermediary platforms like the Company an obligations to verify truthfulness of information provided by loan applicants and to actively detect fraud. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediary platforms should exercise care in detecting fraud. Although the Company believes that as an information intermediary, it should not bear the credit risk for investors as long as it takes reasonable measures to detect fraudulent behaviors, the Company may still be subject to liabilities under the Interim Measures if it fails to detect any fraudulent behaviors. The Company has revised the disclosure on page 21 of the Revised Draft Registration Statement to include the foregoing information.

Proprietary Credit Scoring and Risk Pricing Models, page 122

31.	Please revise to provide loan information by credit level for the handy cash, consumption and “other” loans facilitated during the periods presented in the aggregate.

The Company respectfully advises the Staff that handy cash loans and consumption loans are not subject to risk-based pricing. Information from applicants of these loan products will be assessed by the Magic Mirror Model to determine whether to extend credit but borrowers would not be categorized into any credit grid similar to that applied to the standard loan products. Other loan products consist of multiple types of loan products, none of which contributed to a significant portion of the Company’s operating revenues in the periods presented. The Company undertakes to disclose credit level information of a loan product in the future should such loan product becomes a material source of the Company’s operating revenues.

32.	Please reconcile the transaction fee rate for Credit Level I in the table on page 123 with your statement on page 79 that the lowest transaction fee rate currently ranges from 2.5% to 7.0% of the loan principal.

The Company respectfully advises the Staff that the transaction fee rate varies for loans with different tenures. The transaction fee rate shown in the table on page 127 of the Revised Draft Registration Statement is only an indicative example of a 12-month standard loan whereas the range disclosed on page 79 of the Revised Draft Registration Statements covers the transaction fee rates of all standard loans taken out by Level I borrowers.

Securities and Exchange Commission

May 4, 2017

Investor Protection, page 123

33.	We note your disclosure on page 123 that to encourage investors to diversify their risks, you have set certain limits in the amount of investments in certain loans, for which an investor cannot invest an amount exceeding $2,999 or 30% of the loan amount. Please disclose whether this limit applies to both an individual investor and investors in the investment program. If yes, clarify when investors can invest in 100% of a loan or if they always are only allowed to participate in only a portion.

The Company respectfully advises the Staff that such limit only applies to the circumstance where an investor makes an investment in loans not covered by quality assurance fund using the investing tools available on the Company’s platform. In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Revised Draft Registration Statement.

The Company further advises the Staff that investment in investment programs is not subject to this limit. In practice, it is highly unlikely that investors of investment programs will invest in 100% of a loan because investment programs are highly diversified.

34.	We note your disclosure on page 124 that if the investor reserve fund is insufficient to pay all the relevant investors with their investment principal and expected returns, the investors will be paid on a pro rata basis, and any losses associated with their outstanding unpaid balances will be borne by the investors. We also note your disclosure on page 98 that an investor who participates in this program is entitled to coverage by the investor reserve fund program for the duration he or she participates in the program. Please clarify in your disclosures whether this duration and payout is similar to the quality assurance fund. That is, the repayment of the outstanding losses after a pro rata payment will be deferred until the next time the fund is replenished by another investment program.

The Company respectfully advises the Staff that unlike the quality assurance fund, if there are outstanding losses after a pro rata payment from an investor reserve fund, such outstanding losses will not be deferred until the next time the fund is replenished by another investment program. Instead, investors will have to bear such losses themselves. In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Revised Draft Registration Statement.

Preferred Shares, page 162

35.	We have reviewed your response to comment 55. Please provide sufficient information to enable an investor to understand the reasons for the increase in the fair value of your preferred share issuances.

Securities and Exchange Commission

May 4, 2017

In response to the Staff’s comment, the Company has revised the disclosure on pages 101-103 of the Revised Draft Registration Statement to discuss the reasons for the increase in the fair value of its preferred shares.

Consolidated Statement of Cash Flows, page F-7

36.	We have reviewed your response to comment 57. Please tell us where the change in the quality assurance fund payable has been reflected in the statement of cash flows for all of the periods presented.

The Company respectfully advises the Staff that the Company’s current policy is not to include restricted cash in the cash equivalents and therefore sources and uses of restricted cash if not from the Company’s funds are not included in the statement of cash flow. As such, the change in quality assurance fund payable is non-cash. Increases in this payable account come directly from borrowers via restricted cash and payments made to investors are made directly from restricted cash. Thus, there is no impact on the statement of cash flows for the periods presented and the amount is disclosed as a non-cash operating item. Please refer to the supplemental disclosure on page F-7 following the statement of cash flows for the non-cash movements in the quality assurance fund payable.

Notes to Consolidated Financial Statements

Note 2(p) Quality assurance fund payable and receivable, page F-21

37.	We have reviewed your response to comment 59. We further note your rollforward of the liability on page F-22 and that you present the release of quality assurance payable “net” and the payouts during the year “net” of recoveries. Please tell us the “gross” amounts of both line items and explain why you do not present these separately for each of the periods presented. Further, reconcile the amount of the “gain from the quality assurance fund” for each period presented to the amounts presented in the rollforward considering the gain was RMB 52.3 million for the nine-months ended September 30, 2016 and your net release of the payable for the same period was RMB 47

The Company respectfully advises the Staff that gross amount of payouts during the year net of recoveries consists of payouts from the quality assurance fund in the event of loan default and recoveries from defaulted loans upon successful collection. The amount related to payouts was RMB764.4 million and RMB1.1 billion (US$161.6 million) while the recoveries was RMB659.1 million and RMB928.2 million (US$133.7 million) for December 31, 2015 and 2016, respectively. The Company uses the quality assurance fund to compensate investors immediately when loans become one day delinquent. Based on the Company’s experience, the majority of the recoveries are collected within a month of

Securities and Exchange Commission

May 4, 2017

the payouts while the recovery rate decreases significantly after the loans are delinquent for more than 30 days. As a result, the payouts and the recoveries are generally incurred within a very short period of time. Given the sizeable number of payouts and recovery transactions, and that the two tend to take place within a short period of time, the Company thinks it is more meaningful to present the ultimate amount of payouts which represents the defaults rather than late payments.

In response to the Staff’s comment, the Company has revised the disclosure on page F-22 of the Revised Draft Registration Statement to disclose the gross amount of release of quality assurance payable.

The Company respectfully advises the Staff that the difference noted between the “gain from the quality assurance fund” and the “net release of quality assurance payable” is due to the difference of the fair value of the quality assurance fund receivable recognized at the inception of the loan and subsequent quality assurance contribution received from the borrowers. As mentioned in the Accounting Analysis attached as Annex I in the Company’s response letter dated March 14, 2017, the Company recognizes the quality assurance fund receivable at loan inception at its fair value on a loan by loan basis. The fair value is estimated based on the contractual amounts of quality assurance fund contributions to be made from the borrowers, taking into account the expected default rate. Subsequently, the Company will reduce the receivable once it receives the quality assurance contribution as part of the monthly payment of the borrowers. On a loan by loan basis, if the cumulative amount of quality assurance contributions received differs from the day one fair value, the difference would be recognized in the income statement within the gain related to quality assurance fund, which makes up the difference between the net release of payable and gain from the quality assurance fund.

*        *        *

Securities and Exchange Commission

May 4, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Leung, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-3355 or via email at jimmy.leung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

ANNEX INDEX

Page

Annex I	English translation of webpage relating to the automated investing tool that help diversify investment risks by allocating funds into a portfolio of thousands of loans	Annex I-1

Annex I

快速投标 http://invest.ppdai.com/portfolio/fastbid

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PPDai
Finance at finger tips
拍拍贷
ppdai.com
我要投资 我要借款 我的账户 信息披露 论坛/帮助
I want to invest I want to borrow My account Information disclosure Forum/Help
Front Page > I want to invest > Fast-bid
Why you should use "Fast-bid"
为什么要使用"快投"
Fast
Bid with one click, simple and fast
快速
一键投标，简单快速
分散
投资有效降低逾期风险
多样
多种风险偏好组合
Spreading out
To effectively decrease default risks associated with investments
Diversified
Investment portfolios catering to various risk preferences
I want to invest [RMB 1000]
*mininum investment RMB1000
我要投
1000
元
*投资金额1000元起
账户余额登录后可见
Balance of your account will show once you log in
立即登录
Log in immediately
Robust Investment (8% -10%)
稳健型
(8%-10%)
Growth Investment (7% -13%)
成长型
(7%-13%)
Leading Investment (6% -16%)
领先型
(6%-16%)
排除曾投过的
借款期限:
1-3个月
4-6个月
7-12个月
借款利率:
7
% 以上
Loan interest rate: more than 7%
excluding those products that you have invested in before
Loan term: 1-3 months 4-6 months 7-12 months
生成组合
generate the portfolio
Target loan risk grades: AA A B C D
成长型(7-13%)
Growth Investment (7% -13%)
标的等级组成
AA A B C D
适合人群
P2P理财有一定经验，追求一定收益率，可以承担一定风险
组合特点
精选赔标及中风险标的，风险标比例适中，分散标的至数百个标中
Portfolio features: carefully selected loan products with quality assurance service and medium risks, balanced diversification of risks and allocating funds into hundreds of loans
Target investor group: Investors who have some experience in P2P investment, look for some level of return rate and could tolerate some risks
Investment return overview
check target loans
收益概况
组合组成 共0个标，合计¥0.00元
查看标的
标的组成
期限组成
loan composition term composition
Estimated delinquency rate: 0.5%-1.5%
预计逾期率
0.5-1.5%
Average historical annualized return rate for 2016: 7-13%
2016年平均历史年化收益率
7-13%
Composition of portfolio: 100 loans in total with an aggregate of RMB1000
Confirmation by clicking on confirmation, you will be deemed as agreeing to make investment with medium risks
确认
点击确认视为同意开通中风险投资权限

1 of 2 4/27/2017 10:22 PM

Annex I-1

快速投标 http://invest.ppdai.com/portfolio/fastbid

Introduction of Fast-bid

快投说明

"Fast-bid" is an investment tool introduced by PPDai to help investors make fast bids on diversified loan products. It helps investors to make diversified investment effectively. With the help of fast-bid, your funds could be allocated automatically into a portfolio of up to hundreds of loans based on the algorithm of our system.

"快投"是拍拍贷推出的一个帮助用户快速分散投标的工具，帮助用户高效地分散投资，使用快投投标后，您的投资资金会通过系统根据一定算法自动分散投资到最多数百个标中

1
2
AUTO
3
100%
4

通过快投设置投标组合 — Set up criteria for the investment portfolio through Fast-bid

为您组合类型为您投出标的 — create the investment portfolio and invest in loans on your behalf

满标 — Fully subscribed

开始收益 — Begin to receive investment returns

常见问题

Frequently asked questions

- 快投投标出后用户需要做什么？

What do investors need to do after making bids through Fast-bid?

若想获得更高收益建议您使用自动投标功能，进行复投，收益最大化。

If investors want to receive higher investment returns, they should use automatic bidding function to re-invest the repayments to achieve the maximum investment return

- 快投投标出后如何回款？

How will investors receive repayments after making bids through Fast-bid?

快投为您精心选择标的，每个标的会按照等额本息回款，具体每个标的回款时间及其他详情请查看我的快

Fast-bid will select loan products for your investment carefully. The principal and interests of every loan will be repaid in equal installments. For the schedule of repayment and other information of each loan, please check "My Fast-bid"

- 为什么使用快投后有些标的投标不成功？

Why are bids on certain loans through Fast-bid not successful?

由于各种原因（标的未满标，标的资料未通过审核等）导致的投标失败，我们将投标失败的资金退回到您的账户余额中。

If there is any bidding failure due to any reason (such as loans not being fully subscribed or information of loan application not being able to pass our verification), we will return the funds used in such bidding to your account.

- 为什么预计利息金额不等于本金*预计年利率？

Why does the estimated interest not equal to the principal multiplied by estimated annual interest rate?

该年利率为标的复投后产生的利率。

The annual interest rate is estimated based on the assumption that the repayments will be re-invested.

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2 of 2 4/27/2017 10:22 PM

Annex I-2

快速投标 http://invest.ppdai.com/portfolio/fastbid?portfoliotype=Steady&amount=1000

Note: this is one of the two changing banners of the Fast-bid page, which also shows the information of "robust investment"
拍拍贷
ppdai.com
登录
注册
我要投资
我要借款
我的账户
信息披露
论坛/帮助
首页 > 我要投资 > 快投
快投来晒成绩单啦!
— 半年成果汇报 —
投资神器
Great tool for investment
Fast-bid is here to show its results!
- half-year results release -
我要投
1000
元
账户余额登录后可见
立即登录
*投资金额100元起
Robust Investment (8% -10%)
稳健型
(8%-10%)
成长型
(7%-13%)
领先型
(6%-16%)
Loan interest rate: more than 7%
排除曾投过的
借款期限:
1-3个月
4-6个月
7-12个月
借款利率:
7
% 以上
标的不足时, 补充安全标
excluding those products that you have invested in before
Loan term: 1-3 months 4-6 months 7-12 months
生成组合
generate the portfolio
If there is insufficient number of target loans that match the criteria, loans with lower risks will be supplemented to the pool
Robust Investment (8% -10%)
稳健型(8-10%)
Portfolio features: carefully selected short-term loan products with quality assurance service and low risk assured
标的等级组成
AAA AA
适合人群
理财小白、P2P新手
组合特点
Target loan risk grades: AAA AA
Target investor group: Investors who have no investment experience and investors who are new to P2P investment check target loans
Investment return overview
收益概况
组合组成 共20个标, 合计¥1,000.00元
查看标的
标的组成
期限组成
Estimated delinquency rate: 0.05%
预计逾期率
0.05%
Composition of portfolio: 20 loans in total with an aggregate of RMB1000 loan composition
term composition
Average historical annualized return rate for 2016: 8-10%
2016年平均历史年化收益率
8-10%
Grade AA 20 loans
AA20个
确认

1 of 2 4/27/2017 10:22 PM

Annex I-3

快速投标 http://invest.ppdai.com/portfolio/fastbid?portfoliotype=OneUp&amount=1000

Note: this page shows the information of "leading investment"
手机客户端 论坛 帮助中心 登录 注册
拍拍贷 ppdai.com
我要投资 我要借款 我的账户 信息披露 论坛/帮助
首页 > 我要投资 > 快投
为什么要使用"快投"
快速 一键投标，简单快速
分散 投资有效降低逾期风险
多样 多种风险偏好组合
我要投 1000 元
*投资金额1000元起
账户余额登录后可见
立即登录
稳健型 (8%-10%)
成长型 (7%-1
领先型 (6%-16%)
excluding those products that you have invested in before
Leading Investment (6% -16%)
Loan interest rate: more than 7%
排除曾投过的 借款期限: 1-3个月 4-6个月 7-12个月 借款利率: 7 % 以上 标的不足时，补充E等级标的
Loan term: 1-3 months 4-6 months 7-12 months
生成组合
generate the portfolio
If there is insufficient number of target loans that match the criteria, loans with risk grade E will be supplemented to the pool
Leading Investment (6% -16%)
领先型(6-16%)
标的等级组成
A B C D (E)
适合人群
追求高收益、可以承担高风险
组合特点
精选中（高）风险标的，风险标比例高，分散至数百个标中
Portfolio features: carefully selected loan products with medium (high) risks; more risky loan products in the portfolio on a diversified basis with hundreds of loans
Target loan risk grades: A B C D (E)
Target investor group: Investors who want high investment return and could tolerate high investment risks check target loans
收益概况
Investment return overview
组合组成 共0个标，合计¥0.00元 查看标的
标的组成 期限组成
Composition of portfolio: 0 loan in total with an aggregate of RMB0
预计逾期率 2-5%
Estimated delinquency rate: 2-5%
loan composition term composition
2016年平均历史年化收益率 6-16%
Average historical annualized return rate for 2016: 6-16%
确认

1 of 2 4/27/2017 10:26 PM

Annex I-4